Shareholder Meeting Results

A special meeting of the Hilton Yield Plus Fund's (the ""Predecessor Fund"") shareholders was held on December 3, 2014.
The matter voted upon at the meeting was the approval of an Agreement and Plan of Reorganization providing for the sale of all of the assets of the Predecessor Fund to, and the assumption of all of the liabilities of the Predecessor Fund by, the
Direxion Hilton Tactical Income Fund (the “New Fund”), a newly-created series of the Direxion Funds, in exchange for the
New Fund’s shares, which would be distributed pro rata by the Predecessor Fund to the holders of its shares in complete liquidation of the Predecessor Fund.  The number of votes cast for, against or withheld, the number of abstentions, and the number of  broker non-votes (if any) with respect to the matter, is set forth below:"

Shares Voted "For":  1,272,459
Shares Voted "Against":  -
Abstentions:  8,777
Broker Non-Votes:  -